SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2005

Commission File Number 0-28800

DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of January 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated January 27, 2005, entitled "Report on Activities for the Second Quarter Ended 31 December 2004 of the 2005 Financial Year".

Some of the information in this report may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these forward-looking statements are not guarantees or predictions of future performance, and involve known or unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual events or results to differ materially from those expressed in the statements contained in this report. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Risk Factors' included in our annual report on Form 20-F/A for the fiscal year ended June 30, 2004, which we filed with the United States Securities and Exchange Commission on December 3, 2004 and is available on the SEC's website at www.sec.gov. We undertake no obligation to publicly update or release results of any of these projections or forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January 31, 2005

By: /s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1
REPORT ON ACTIVITIES FOR THE SECOND QUARTER
ENDED 31 DECEMBER 2004 OF THE 2005 FINANCIAL YEAR

```
DRDGOLD LIMITED
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
NASDAQ trading symbol: DROOY
ASX trading symbol: DRD
("DRDGOLD")
```

REPORT ON ACTIVITIES FOR THE SECOND QUARTER ENDED 31 DECEMBER 2004
OF THE 2005 FINANCIAL YEAR

GROUP RESULTS (Unaudited)

KEY FEATURES

- Outstanding safety record
- Porgera Joint Venture achieves 1 million ounces of production
- Attributable offshore production increases to 39% of total attributable production
- Blyvoor restructuring completed
- ERPM extends life and receives state assistance
- Emperor rights issue completed

KEY RESULTS SUMMARY

GROUP		Quarter Dec 2004	Quarter Sep 2004	6 mths to Dec 2004	Quarter Dec 2003
Gold production (attributable)	oz	223 297	220 524	443 821	237 307
	kg	6 947	6 859	13 806	7 381
Gold price received	US$/oz	433	403	420	396
	R/kg	84 843	82 785	83 941	86 032
Capital expenditure	US$ m	6.5	6.0	12.5	8.1
	ZAR m	39.0	38.9	77.9	55.4

STOCK

ISSUED CAPITAL

255 316 895 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 283 103 158

STOCK TRADED	JSE	ASX	NASDAQ	FRANKFURT

```
Avg. volume for the quarter per day (000)   167      8   3 348        107
% of issued stock traded (annualised)       17%     1%    342%        11%

Price - High                           R14.76  A$3.10  US$2.25  Euro 1.79
      - Low                             R8.00  A$1.88  US$1.44  Euro 1.06
      - Close                           R8.20  A$1.88  US$1.54  Euro 1.06
```

SAFETY

During the quarter, Blyvoor and North West Operations both achieved one million fatality-free shifts. This reflects continuing emphasis on programmes designed to achieve behavioral change relating to safety in the workplace.

Blyvoor recently won the West Rand Mine Managers' safety competition for the seventh consecutive year. The mine has achieved a 71% improvement in its Lost Time Injury Frequency Rate (rate per million man hours) from 17.84 in 1999 to 5.19 currently.

South Africa's Department of Minerals and Energy (DME) recently released figures indicating that DRDGOLD recorded the lowest fatality rate amongst South African gold producers in 2004. While this is a pleasing development, it is regrettable that Blyvoor and East Rand Proprietary Mines Limited (ERPM) both recorded single fatalities during the quarter under review, indicating that there is no place for complacency.

PRODUCTION

Attributable gold production for the Group increased marginally quarter on quarter. This reflects a 13% increase in offshore attributable production, due mainly to the inclusion of the 45.33% attributable production from Emperor Mines Limited (Emperor) for the full quarter. Production from the South African operations decreased by 5%, mainly the result of restructuring at Blyvooruitzicht (Blyvoor) during the previous quarter. Production from the North West Operations was slightly lower, reflecting the impact of various infrastructural constraints. These are being addressed.

COSTS

Cash operating unit costs improved quarter on quarter, indicative both of lower labour costs at Blyvoor post-restructuring and of overall lower unit costs from offshore operations. In respect of the South African operations, further interventions are anticipated in order to achieve cost levels that will deliver acceptable margins from the South African operations at a planned gold price of R82 000 per kilogram. Specific details of the unit costs will be released with our results on or about 24 February 2005.

GOLD MARKET REVIEW

The average gold price received for the quarter was US$433 per ounce or R84 843 per kilogram compared to US$403 per ounce (R82 785 per kilogram) the previous quarter.

Quarter on quarter, due to the continued strengthening of the Rand, the Rand gold price increased by just 2% compared to the Dollar gold price increase of 7%. The average Rand/US$ exchange rate for the quarter was R6.06/US$1 compared to R6.38/US$1 in the previous quarter.

While we are pleased that the gold price has remained well above the US$400 per ounce mark, we are still of the view that the Rand's continued strength is having a profoundly negative effect on the South African export industry. We foresee continued Dollar gold price strength in the coming 12 months on the back of global economic uncertainty but mainly as a result of a continued weakness in the Dollar. It is to be hoped that lower real interest rates in South Africa will bring the Dollar/Rand exchange rate to more acceptable levels in the coming quarter.

CORPORATE DEVELOPMENTS

During the quarter, DRDGOLD arranged a borrowing facility with Investec Bank for US$50 million to assist the company with its offshore growth strategy. So far, some US$7 million has been drawn down in order for the company to exercise its rights following a rights issue by Emperor.

AUSTRALASIAN OPERATIONS		Quarter Dec 2004	Quarter Sep 2004	% Change	6 mnths to Dec 2004	Quarter Dec 2003
Gold production						
(attributable)	oz	87 751	77 387	13	165 138	67 903
	kg	2 731	2 407	13	5 138	2 112
Capital expenditure	US$ m	5.4	3.8	(42)	9.2	3.2
	ZAR m	33.1	24.2	(37)	57.3	21.8

Overall higher production from the Australasian operations was mainly due to good results from Porgera and, for the first time, a full quarter's attributable ounces included from Emperor.

Porgera (20% of the Joint Venture)		Quarter Dec 2004	Quarter Sep 2004	% Change	6 mnths to Dec 2004	Quarter Dec 2003
Ore milled	t'000	318	288	10	606	295
Yield	g/t	5.32	5.20	2	5.27	4.86
Gold produced	oz	54 417	48 162	13	102 579	46 136
	kg	1 693	1 498	13	3 191	1 435

Increased ore milled and improvement in grade resulted in gold production being 13% higher than the previous quarter. The good results for the quarter contributed to the Joint Venture's achievement of 1 million ounces of production in the 2004 calendar year.

Tolukuma		Quarter Dec 2004	Quarter Sep 2004	% Change	6 mnths to Dec 2004	Quarter Dec 2003
Ore milled	t'000	55	52	6	107	50
Yield	g/t	10.85	11.65	(7)	11.24	13.54
Gold produced	oz	19 183	19 484	(2)	38 667	21 767
	kg	597	606	(2)	1 203	677

Tolukuma's gold production was 2% lower than the previous quarter, reflecting grade fluctuations, the impact of which was partly offset by the milling of additional tonnage.

Tolukuma employed the services of an external contractor during the quarter to assist with the implementation and rollout of exploration projects.

Emperor* (45.33% attributable)		Quarter Dec 2004	Quarter Sep 2004	% Change	6 mnths to Dec 2004	Quarter Dec 2003
Ore milled	t'000	67	38	76	105	-
Yield	g/t	6.58	7.97	(17)	7.09	-
Gold produced	oz	14 151	9 741	45	23 892	-
	kg	441	303	45	744	-

* Emperor accounted for on an equity basis from 1 August 2004.

Increased production is due to DRDGOLD's attributable share being reported for a full quarter.

SOUTH AFRICAN OPERATIONS		Quarter Dec 2004	Quarter Sep 2004	% Change	6 mnths to Dec 2004	Quarter Dec 2003
Gold production (attributable)	oz	135 546	143 137	(5)	278 683	169 404
	kg	4 216	4 452	(5)	8 668	5 269
Capital expenditure	US$ m	1.1	2.2	50	3.3	5.0
	ZAR m	5.9	14.7	60	20.6	33.5

The South African operations continue to suffer from the effects of the strong Rand. As a consequence, they are monitored continuously and remedial action is implemented promptly.

Blyvooruitzicht		Quarter Dec 2004	Quarter Sep 2004	% Change	6 mnths to Dec 2004	Quarter Dec 2003
Area mined m^2	000	32	48	(33)	80	49
Development	m	258	720	(64)	978	603
Face length	m	1 268	1 755	(28)	1 512	2 128
Stoping width	cm	107	109	2	108	107
Ore milled						
Underground	t'000	129	180	(28)	309	193
Surface	t'000	768	577	33	1 345	430
Total	t'000	897	757	18	1 654	623
Yield						
Underground	g/t	7.49	6.74	11	7.06	8.85
Surface	g/t	0.27	0.21	29	0.24	0.66
Total	g/t	1.31	1.76	(26)	1.52	3.20

```
Gold produced
    Underground      oz      31 057    39 031    (20)    70 088    54 914
                     kg         966     1 214    (20)     2 180     1 708
    Surface          oz       6 623     3 858     72     10 481     9 131
                     kg         206       120      72       326       284
    Total            oz      37 680    42 889    (12)    80 569    64 045
                     kg       1 172     1 334    (12)     2 506     1 992

Capital expenditure  US$ m     (0.3)      0.2     250      (0.1)      4.4
                     ZAR m     (1.9)      1.5     227      (0.4)     29.3
```

The 12% decrease in gold production compared to the previous quarter is the
result of the operational review which began in the previous quarter. This
resulted in the revised mining plan. The reduction in mining activities at No's
4 and 6 shafts has resulted in more cost-effective mining in this quarter. As a
result of the revised mining plan, the yield from underground improved by 11%
from 6.74 grams per tonne in the previous quarter to 7.49 grams per tonne in
the quarter under review.

While the underground operations are stabilising, the consolidation of mining
areas has increased the mine's exposure to seismicity, resulting in loss of
production. A strategy to increase mining activity to the west of No 5 shaft
has been implemented in order to reduce seismic risk. Grade in this area is
slightly lower than that in the eastern portion of No 5 shaft.

Gold produced from surface operations increased from 3 858 ounces (120
kilograms) to 6 623 ounces (206 kilograms) as a result of higher production
from the slimes dam project. Tonnage increased by 33% quarter on quarter. The
project is beginning to deliver a return on investment but recoveries are not
what were anticipated.

The sale of a sag mill resulted in a net capital expenditure recoupment of
US$0.3 million (R1.9 million).

North West (Hartebeestfontein and Buffelsfontein mines)

		Quarter Dec 2004	Quarter Sep 2004	% Change	6 mnths to Dec 2004	Quarter Dec 2003
Area mined m^2	000	81	92	(12)	173	81
Development	m	10 442	8 340	25	18 782	11 082
Face length	m	2 871	3 003	(4)	2 937	2 845
Stoping width	cm	121	120	(1)	120	118
Ore milled						
Underground	t'000	344	396	(13)	740	383
Surface	t'000	394	170	132	564	662
Total	t'000	738	566	30	1 304	1 045
Yield						
Underground	g/t	5.87	5.54	6	5.70	5.72
Surface	g/t	0.85	1.09	(22)	0.92	0.53
Total	g/t	3.19	4.21	(24)	3.63	2.43

Gold produced						
Underground	oz	64 944	70 572	(8)	135 516	70 411
	kg	2 020	2 195	(8)	4 215	2 190
Surface	oz	10 770	5 980	80	16 750	11 221
	kg	335	186	80	521	349
Total	oz	75 714	76 552	(1)	152 266	81 632
	kg	2 355	2 381	(1)	4 736	2 539
Capital expenditure	US$ m	1.3	2.1	38	3.4	0.6
	ZAR m	7.9	13.1	40	21.0	4.2

Production was down slightly quarter on quarter. Underground production decreased by 8%, whilst surface production increased by 80% quarter on quarter. Underground production has declined as the result of rationalisation of non-profitable mining areas. Face length mined has been negatively affected by infrastructural constraints. These are being addressed.

Capital expenditure has been limited to what is essential to sustain the operation.

Notwithstanding some positive indicators in respect of underground yield in the quarter, continuing poor results into December have necessitated the placement of the North West Operations under operational review.

Crown (40% attributable)*		Quarter Dec 2004	Quarter Sep 2004	% Change	6 mnths to Dec 2004	Quarter Dec 2003
Ore milled	t'000	894	913	(2)	1 807	1 024
Yield	g/t	0.40	0.42	(5)	0.41	0.41
Gold produced	oz	11 613	12 282	(5)	23 895	13 631
	kg	361	382	(5)	743	424

* Crown accounted for on an equity basis.

Production at Crown was down 5% due both to tonnage shortfall at the Knights and Crown plants and a decrease in grade. Residue pipeline failures during the quarter also impacted negatively on gold production.

ERPM (40% attributable)*		Quarter Dec 2004	Quarter Sep 2004	% Change	6 mnths to Dec 2004	Quarter Dec 2003
Area mined m^2 #	000	16	25	(36)	41	31
Development #	m	108	74	46	182	956
Face length #	m	683	770	(11)	727	1 383
Stoping width #	cm	133	128	(4)	130	122
Ore milled						
Underground	t'000	35	47	(26)	82	54
Surface	t'000	210	152	38	362	–
Total	t'000	245	199	23	444	54

Yield

9

Underground	g/t	7.27	6.70	9	6.92	5.77
Surface	g/t	0.36	0.26	38	0.33	–
Total	g/t	1.34	1.79	(25)	1.54	5.77

Gold produced
Underground	oz	8 032	10 127	(21)	18 159	10 096
	kg	250	315	(21)	565	314
Surface	oz	2 507	1 287	95	3 794	–
	kg	78	40	95	118	–
Total	oz	10 539	11 414	(8)	21 953	10 096
	kg	328	355	(8)	683	314

* ERPM accounted for on an equity basis
\# Represents total mine

Gold production from underground was down 21% as a result of wage review-
related work stoppages in December, as well as constraints placed on the
operation as a result of the loss of a second outlet facility at the Far East
Vertical (FEV) shaft.

Production from the Cason dump reclamation increased by 95% as a result both of
high tonnage and improved sand face grade.

During the quarter under review, the DME granted ERPM a pumping subsidy of R1.6
million a month until the end of February 2005, back-dated to April 2004. In
addition, the DME has approved a grant of R7 million for the first phase of a
project to insert plugs to contain underground water ingress. The full three-
phase, 44-month plugging project – expected to cost some R29 million - is
intended to allow mining from ERPM's FEV shaft, hoisting from its South East
Vertical shaft and pumping from its South West Vertical Shaft to continue
beyond the planned closure date of March 2005. Under certain gold price
assumptions, these developments create potential for mining to continue for
eight years, preserving some 2 000 jobs.

EXPLORATION – TOLUKUMA

ML104 Exploration

Zine Resource – Infill drilling

Infill drilling of the Zine structure continues with a total of six
holes completed during the quarter for a total of 558.9 metres.

Tabulated below are some of the results.

Hole No	From Depth(m)	To Depth(m)	Interval (m)	True width(m)	Au (g/t)
ZN075	61.6	64.0	2.6	1.74	5.73(incl 0.39m @ 18.13 g/t)
ZN076	77.4	78.2	0.8	0.8	<0.10 g/t
ZN077	103.1	104.1	1.0	0.77	3.38(incl 0.49m @ 4.59 g/t)
ZN078	82.8	83.3	0.5	0.4	3.55
ZN080	75.3	76.3	1.0	0.6	14.8

The deposit appears to be characterised by a high nugget effect with
erratic grade distribution and large grade range. Current indications

are that gold is mostly localised at flexure points or bends along a structure in a dilatational setting and at the intersection of fault planes.

Underground LMA90 drilling

The LMA90 rig continued drilling the southern extension of Gulbadi and Zine structures. During the quarter, a total of 2 568.8 metres was drilled from eleven holes.

Assay results received to date with grades >1.0 g/t Au are presented below.

Hole No	From Depth(m)	To Depth(m)	Interval (m)	True width(m)	Au (g/t)
TU022	127.5	129.7	2.2	1.7	3.00
TU025	125.4	129.6	4.2	3.0	22.1(incl 1.6m @ 31.0 g/t)
TU027	160.4	164.8	4.4	4.1	1.2 (incl 1.1m @ 2.2 g/t)
TU028	149.3	153.5	4.2	2.5	2.9 (0.8m @ 4.0 g/t & 0.6m @ 4.0 g/t)
TU029	277.8	279.2	1.4	1.4	5.3 (incl 0.5m @ 13.4 g/t)
TU030	135.0	136.9	1.9	1.5	4.2
TU030	185.6	189.9	4.3	2.5	9.1(incl 1.2m @17.9 g/t)
TU031	102.0	103.5	1.5	1.3	3.4
TU032	142.6	145.0	2.4	1.4	6.6(incl 0.3m @16.7 g/t)
TU032	225.0	230.6	5.6	3.6	4.4(incl 0.9m @10.80 g/t)

Banana Vein

Significant drilling results are as follows:

Hole No	From (m)	To (m)	Weighted Average Au g/t
DG001	64.6	65.1	0.5m @ 16.8 g/t
DG002	146.7	149.2	0.5m @ 5.0 g/t incl 0.2m @ 13.1 g/t
DG002	152.1	155.1	0.7m @ 7.2 g/t incl 0.3m @ 11.1 g/t

Lock/Dagakuma Vein exploration

A detailed geological review is currently in progress on all trench and drill hole data for the Lock/Dagakuma project area.

120/Zine North Project

Trenching, mapping and sampling have been completed along the strike length of the 120/Zine structure over a total length of 180 metres.

A total of three holes were completed to date.

Significant intercepts are tabulated as follows:

Hole No	True Thickness	Au	Comments

```
                        (m)    g/t
120/ZN_001              5.67   6.05      Incl 1.2m @ 14.3 g/t & 1.4m
                                         @ 7.53 g/t Au
120/ZN_002              5.0    5.00      Incl 1.0m @ 9.79 g/t
```

BOARD CHANGES

DRDGOLD is pleased to announce the appointment of Doug Campbell as Chief
Financial Officer and as an executive director of the company. Doug has a
wealth of financial experience, a significant portion of which has been
acquired in the South African mining sector.

```
MARK WELLESLEY-WOOD        IAN MURRAY
Executive Chairman         Chief Executive Officer
27 January 2005
```

INVESTOR INFORMATION

DIRECTORS - (*British)(**Australian)(***American)

Executives:
MM Wellesley-Wood (Executive Chairman)*
IL Murray (Chief Executive Officer)
DN Campbell (Chief Financial Officer)

Non-executives:
MP Ncholo ; J Turk ***

Independent non-executives:
D Blackmur** ; GC Campbell ; RP Hume

Alternate:
A Lubbe

Group Company Secretary:
AI Townsend

INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,
e-mail: ilja.graulich@za.drdgold.com,
website: http://www.drdgold.com
45 Empire Road,
Parktown,
South Africa.

PO Box 390,
Maraisburg, 1700,
South Africa.